As filed with the Securities and Exchange Commission on March 2, 2006

Registration No. 333-98591

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

(Exact name of Registrar as Specified in its Articles of Incorporation)

UNITED MICROELECTRONICS CORPORATION

(Translation of issuer’s name into English)

Taiwan, Republic of China

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(212) 816-6763

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Peter Courture

Law +, P.C.

978 Highlands Circle

Los Altos, CA 94024

(650) 968-8855

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP ICBC Tower, 7th Floor 3 Garden Road Central, Hong Kong 852-2514-7600	Herman H. Raspé, Esq. Patterson, Belknap, Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466: (check the appropriate box)

☐	immediately upon filing.

☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :   ☐

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(ii) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus
1. Name of Depositary and address of its principal executive office	Face of Receipt - Introductory paragraph and final sentence on face.

2. Title of Receipts and identity of deposited securities	Face of Receipt - top center and introductory paragraph.

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American depositary receipts	Face of Receipt - upper right corner and introductory paragraph.

(ii) Any procedure for voting the deposited securities	Reverse of Receipt – Paragraph (17).

(iii) The procedure for collecting and distributing dividends	Face of Receipt – Paragraphs (4) and (7); Reverse of Receipt - Paragraph (14) and (16).

(iv) The procedure for transmitting notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13).

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus
(v) The sale or exercise of rights	Face of Receipt - Paragraphs (4) and (7); Reverse of Receipt - Paragraphs (14) and (16).

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (7); Reverse of Receipt - Paragraphs (14) and (18).

(vii) Amendment, extension or termination the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

(viii) The rights that holders of American depositary receipts have to inspect the books of the Depositary and the list of receipt holders	Face of Receipt - Paragraph (13).

(ix) Any restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt - Paragraphs (1), (2), (8) and (9).

(x) Any limitation on the depositary’s liability	Reverse of Receipt - Paragraphs (18) and (20).

3. Fees and charges which may be imposed directly or indirectly on holders of Receipts	Face of Receipt - Paragraph (10).

Item 2. AVAILABLE INFORMATION

United Microelectronics Corporation (the “Company”) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i) Deposit Agreement, dated as of September 21, 2000, by and among the United Microelectronics Corporation (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (“Deposit Agreement”).*

(a)(ii) Form of Amendment No. 1 to Deposit Agreement, by and among the Company, the Depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. — Filed herewith as Exhibit (a)(ii).

(b)(i) Letter Agreement, dated as of December 12, 2001, by and between the Company and the Depositary supplementing the Deposit Agreement for the sole purpose of accommodating the issuance of Restricted American Depositary Shares. — Filed herewith as Exhibit (b)(i).

(b)(ii) Letter Agreement, dated as of August 19, 2003, by and among the Company, Teco Electric & Machinery Co., Ltd. (“Teco”) and the Depositary supplementing the Deposit Agreement for the sole purpose of accommodating the issuance of American Depositary Shares upon deposit of Shares by Teco upon the exchange of Zero Coupon Exchangeable Bonds due 2008 in accordance with the terms and conditions of (i) the Indenture, dated as of July 29, 2003, by and between Teco and the Bank of New York as trustee (the “Trustee”) and (ii) the Agency Agreement, dated as of July 29, 2003, by and among Teco, the Trustee, the exchange agents, the paying agents, the transfer agents and the registrar named therein. — Filed herewith as Exhibit (b)(ii).

(b)(iii) Letter Agreement, dated as of October 5, 2005, by and between the Company and the Depositary for the purpose of (i) supplementing the Deposit Agreement by accommodating the issuance of American Depositary Shares upon the deposit of Shares by the Company in connection with the conversion of Zero Coupon Convertible Bonds due 2008 in accordance with the terms and conditions of the Indenture, dated as of October 5, 2005, by and between the Company and the Depositary, in its capacity as indenture trustee (the “Trustee”), and the Paying Conversion Agency Agreement, dated as of October 5, 2005, by and among the Company, the Trustee, the conversion agents, the paying agents and the transfer agents named therein and (ii) supplementing the Deposit Agreement by imposing certain certifications related to the issuance and transfer of the American Depositary Shares on each holder of Bonds convertible at the option of such holder during the period in which the transfer of the Bonds (and consequently the transfer of American Depositary Shares issued upon the conversion of the Bonds) is restricted. — Filed herewith as Exhibit (b)(iii).

*	Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-98591), filed with the Commission on August 16, 2002.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years. — None.

(d) Opinion of counsel for the Depositary as to the legality of the securities to be registered.*

(e) Certification under Rule 466. — None.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. — As set forth on the signature pages hereto.

*	Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No. 333-98591), filed with the Commission on August 16, 2002.

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, to be amended by Amendment No. 1 to Deposit Agreement, by and among United Microelectronics Corporation, Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this second day of March, 2006.

Legal entity created by the Deposit Agreement, as amended, for the issuance of American Depositary Receipts evidencing American Depositary Shares issued thereunder, each American Depositary Share representing five (5) Common Shares, par value NT $10.00 per share, of United Microelectronics Corporation.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Paul Martin
Name:	Paul Martin
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, United Microelectronics Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Taipei, Taiwan on this second day of March, 2006.

UNITED MICROELECTRONICS CORPORATION

By:	/s/ Jackson Hu
Name:	Jackson Hu
Title:	Chairman of the Board of Directors

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jackson Hu and Chitung Liu and each of them, to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 2, 2006.

Signature	Title

/s/ Jackson Hu Jackson Hu	Chairman, Director (Representative of Chuin Li Investment Co.) and Chief Executive Officer

/s/ Peter Chang Peter Chang	Vice Chairman and Managing Director (Representative of Hsun Chieh Investment Co.)

/s/ Hong-Jen Wu Hong-Jen Wu	Director (Representative of Silicon Integrated Systems Corporation)

/s/ Ching-Chang Wen Ching-Chang Wen	Director (Representative of Shieh Li Investment Co.)

/s/ Jack K.C. Wang Jack K.C. Wang	Director

/s/ Mao-Chung Lin Mao-Chung Lin	Director

/s/ Paul S.C. Hsu Paul S.C. Hsu	Director

/s/ Chitung Liu Chitung Liu	Chief Financial Officer

/s/ Wei-Chung Lian Wei-Chung Lian	Accounting Division Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

UNITED MICROELECTRONICS CORPORATION

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of United Microelectronics Corporation, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 on the second day of March, 2006.

LAW +, P.C.

By:	/s/ Peter J. Courture
Name:	Peter J. Courture

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(ii)	Form of Amendment No. 1 to Deposit Agreement

(b)(i)	Letter Agreement, dated as of December 12, 2001

(b)(ii)	Letter Agreement, dated as of August 19, 2003

(b)(iii)	Letter Agreement, dated as of October 5, 2005